UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 1 MAY 2014

Commission file number 001 - 15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150; 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2014, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

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BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2014.
Statutory (IFRS) basis Statutory results are set out on pages 5 to 8.
Underlying basis
In order to present a more meaningful view of business performance, the results of the Group are also discussed on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
•   In order to reflect the impact of the acquisition of HBOS, the following have been excluded:
–    the amortisation of purchased intangible assets; and
–    the unwind of acquisition-related fair value adjustments.
•   The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – TSB costs;	– Payment Protection Insurance provision; – insurance gross up; – certain past service pensions items in respect of the Group’s defined benefit pension schemes; and – other regulatory provisions.
Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2014 to the three months ended 31 March 2013, and the balance sheet analysis compares the Group balance sheet as at 31 March 2014 to the Group balance sheet as at 31 December 2013.

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FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group plc, together with its subsidiary undertakings from time to time (the “Group”) and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  You should not place undue reliance on these forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

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KEY HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2014

Statutory profit of £1,369 million

•	Statutory profit before tax of £1,369 million (three months to 31 March 2013: profit of £2,040 million)

•	Costs reduced by 3 per cent to £2,910 million

•	Reduction of 59 per cent in impairment charge to £350 million

Substantial increase in Group underlying profit

•	Underlying profit increased by 22 per cent to £1,800 million in the first three months of 2014

•	Underlying income of £4,529 million in the first three months, down 7 per cent

•	Net interest income up 10 per cent, driven by margin improvement

•	Costs reduced by 5 per cent to £2,298 million, and the impairment charge by 57 per cent to £431 million

Execution of balance sheet strategy

•	Supporting and benefiting from the UK economic recovery; continued loan growth in key customer segments:

•	SME loan growth of 5 per cent in last 12 months with approximately 29,000 start-ups supported in first quarter

•	Lent £2.6 billion to first-time homebuyers in first quarter, including £342 million through Help to Buy

•	UK Consumer Finance loan growth of 9 per cent in last 12 months

•	Growth in relationship deposits in Retail and Commercial Banking

Further progress in strengthening the capital position

•	Common equity tier 1 capital ratio increased to 10.9 per cent at the end of March 2014 from 10.1 per cent at the end of December 2013

•	Total capital ratio increased to 19.1 per cent from 18.5 per cent at 31 December 2013

Dividend discussions

•	The Group continues to expect to apply to the UK Prudential Regulatory Authority in the second half of 2014 to restart dividend payments

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STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 March 2014	Three months ended 31 March 2013
	£ million	£ million

Interest and similar income	4,922	5,383
Interest and similar expense	(2,204)	(4,926)
Net interest income	2,718	457
Fee and commission income	939	1,158
Fee and commission expense	(293)	(405)
Net fee and commission income	646	753
Net trading income	1,698	12,893
Insurance premium income	1,996	2,105
Other operating income	506	1,858
Other income	4,846	17,609
Total income	7,564	18,066
Insurance claims	(2,935)	(12,167)
Total income, net of insurance claims	4,629	5,899
Regulatory provisions	−	−
Other operating expenses	(2,910)	(3,000)
Total operating expenses	(2,910)	(3,000)
Trading surplus	1,719	2,899
Impairment	(350)	(859)
Profit before tax	1,369	2,040
Taxation	(207)	(500)
Profit for the period	1,162	1,540

Profit attributable to non-controlling interests	14	15
Profit attributable to equity shareholders	1,148	1,525
Profit for the period	1,162	1,540
Basic earnings per share	1.6p	2.2p
Diluted earnings per share	1.6p	2.2p

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SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 March 2014	At 31 Dec 2013
Assets	£ million	£ million

Cash and balances at central banks	51,946	49,915
Trading and other financial assets at fair value through profit or loss	146,272	142,683
Derivative financial instruments	29,890	33,125
Loans and receivables:
Loans and advances to banks	19,603	25,365
Loans and advances to customers	490,583	495,281
Debt securities	1,190	1,355
	511,376	522,001
Available-for-sale financial assets	46,048	43,976
Other assets	56,878	55,330
Total assets	842,410	847,030

Liabilities
Deposits from banks	11,916	13,982
Customer deposits	446,531	441,311
Trading and other financial liabilities at fair value through profit or loss	50,642	43,625
Derivative financial instruments	26,530	30,464
Debt securities in issue	81,723	87,102
Liabilities arising from insurance and investment contracts	111,065	110,758
Subordinated liabilities	31,814	32,312
Other liabilities	41,225	48,140
Total liabilities	801,446	807,694

Total equity	40,964	39,336
Total equity and liabilities	842,410	847,030

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STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a profit before tax of £1,369 million for the three months to 31 March 2014, a reduction of £671 million, or 33 per cent, compared to the profit before tax of £2,040 million for the three months to 31 March 2013.  The principal reason for this reduction was profits on government bond sales of £776 million in the three months to 31 March 2013 which have not been repeated in the first quarter of 2014.

Total income, net of insurance claims, decreased by £1,270 million, or 22 per cent, to £4,629 million for the three months to 31 March 2014 from £5,899 million in the three months to 31 March 2013.

Net interest income increased by £2,261 million, to £2,718 million in the three months to 31 March 2014 compared to £457 million in the same period in 2013.  This increase reflected a decrease of £1,985 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £2,047 million in the three months to 31 March 2013 to £62 million in the three months to 31 March 2014.  Excluding this charge, net interest income was £276 million, or 11 per cent, higher at £2,780 million in the three months to 31 March 2014 compared to £2,504 million in the same period in 2013.  The impact of a reduction in average interest-earning assets reflecting the rationalisation of the Group’s balance sheet was more than offset by the benefit of an increase in net interest margin, as pressure on asset pricing was more than offset by improved deposit pricing and lower funding costs.

Other income decreased by £12,763 million, or 72 per cent, to £4,846 million in the three months to 31 March 2014, compared to £17,609 million in the same period in 2013, largely due to a £11,195 million reduction in net trading income, reflecting lower income from the insurance business due to the impact of market conditions on the policyholder assets within those businesses, relative to the three months to 31 March 2013.  These market movements were largely offset in the Group’s income statement by a £9,232 million decrease in the insurance claims expense, to £2,935 million in the three months to 31 March 2014 compared to £12,167 million in the three months to 31 March 2013, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a profit of £537 million for the three months to 31 March 2014 compared to a profit of £538 million in the three months to 31 March 2013, although this includes mark-to-market gains of £204 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to losses of £2 million in the three months to 31 March 2013.  Net fee and commission income was £107 million, or 14 per cent, lower at £646 million in the three months to 31 March 2014 compared to £753 million in the three months to 31 March 2013, as a result of the impact of the sale of the Group’s majority investment in St James’s Place plc in 2013.  Insurance premium income was £109 million, or 5 per cent, lower at £1,996 million in the three months to 31 March 2014 compared to £2,105 million in the three months to 31 March 2013. Other operating income was £1,352 million lower at £506 million in the three months to 31 March 2014 compared to £1,858 million in the same period in 2013; other operating income in the three months to 31 March 2014 included £128 million in relation to the gain on sale of Scottish Widows Investment Partnership, however the three months to 31 March 2013 had included a gain of £394 million on the sale of part of the Group’s shareholding in St. James’s Place plc and gains of £776 million on disposal of available-for-sale government bonds as the Group repositioned its portfolio of government securities, there were no such bond sales in the first quarter of 2014.

Total operating expenses decreased by £90 million, or 3 per cent, to £2,910 million in the three months to 31 March 2014 compared to £3,000 million in the three months to 31 March 2013. Costs have been reduced as a result of savings from Simplification initiatives and the reduction in the portfolio of assets which are outside of the Group’s risk appetite; although these factors were partly offset by inflation and increased investment in the business.  Simplification programme costs were £80 million higher at £294 million in the three months to 31 March 2014, but this increase was partly offset by a reduction of £23 million in costs related to the EC mandated retail business disposal and a reduction of £18 million in the charge for amortisation of purchased intangibles.

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STATUTORY (IFRS) PERFORMANCE (UNAUDITED) (continued)

No further provision was taken for payment protection insurance in the first quarter of 2014.  Total costs incurred in the quarter and set against the provision were £526 million, including £159 million of administration costs.  At 31 March 2014, £2,281 million of the total provision of £9,825 million remained unutilised.  Average monthly complaint volumes (excluding complaints where no PPI was held) were approximately 42,000 in the first quarter of 2014, which is marginally above the Group’s projections.  However, this higher level of complaints has been broadly offset by lower than anticipated uphold rate and average redress costs, leaving total costs in line with expectations.

Impairment losses decreased by £509 million, or 59 per cent, to £350 million in the three months to 31 March 2014 compared to £859 million in the three months to 31 March 2013.  There were lower charges across all the main lending portfolios and in the portfolio of assets which are outside of the Group’s risk appetite.  The reduction reflects the Group’s effective portfolio management, prudent credit risk appetite, the improving economic conditions and the continued low interest rate environment.

The tax charge for the three months to 31 March 2014 was £207 million (three months to 31 March 2013 was £500 million), reflecting a lower effective tax rate than the UK corporation tax rate as a result of tax exempt gains on sales of businesses.

On the balance sheet, total assets were £4,620 million, or 1 per cent, lower at £842,410 million at 31 March 2014, compared to £847,030 million at 31 December 2013.  Loans and advances to customers decreased by £4,698 million, or 1 per cent, from £495,281 million at 31 December 2013 to £490,583 million at 31 March 2014, reflecting growth in the key customer segments being more than offset by the reduction in the portfolio of assets outside of the Group’s risk appetite and repayments from larger corporate clients.  Customer deposits increased by £5,220 million, or 1 per cent, to £446,531 million compared to £441,311 million at 31 December 2013, with good growth in relationship deposits partly offset by a reduction in tactical brands.  Overall funding requirements, however, were reduced and debt securities in issue were £5,379 million, or 6 per cent, lower at £81,723 million compared to £87,102 million at 31 December 2013.  Shareholders’ equity increased by £1,622 million, or 4 per cent, from £38,989 million at 31 December 2013 to £40,611 million at 31 March 2014 as a result of the profit attributable to equity shareholders and positive valuation movements in the available-for-sale revaluations reserve and the cash flow hedging reserve, more than offsetting the impact of a negative post-retirement defined benefit scheme remeasurement.

The Group's common equity tier 1 capital ratio increased to 10.9 per cent at the end of March 2014 from 10.1 per cent at the end of December 2013, principally driven by a reduction in risk-weighted assets and the retained profit for the period.  The total capital ratio increased to 19.1 per cent from 18.5 per cent at 31 December 2013.

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PERFORMANCE ON AN UNDERLYING BASIS

Underlying results
On an underlying basis, the Group’s profit before tax increased by £321 million, or 22 per cent, to £1,800 million in the first three months of 2014, compared to £1,479 million in the same period in 2013.

Underlying income in the first three months of 2014 decreased when compared to the same period in 2013, principally as a result of the one-off gain on the sale of shares in St. James’s Place plc; adjusting for this, total underlying income was higher than in the first quarter of 2013.

Net interest income was higher than in the first quarter of 2013.  The impact of a reduction in average interest-earning assets, reflecting the rationalisation of the Group’s balance sheet, was more than offset by the benefit of an increase in net interest margin.  The increase in margin arising from improved deposit pricing and lower funding costs was partially offset by continued pressure on asset pricing.

Other income, net of insurance claims, decreased in the first three months of 2014 when compared to the first three months of 2013.  This decrease largely reflects the impact of the sale of St James’s Place plc in 2013, together with a challenging trading environment in Commercial Banking, higher weather-related general insurance claims due to floods and storms in the first part of the year, and the effect of other business disposals.

Total costs decreased in the first three months of 2014 when compared to the first three months of 2013.  These cost reductions were primarily driven by savings identified through the Group’s Simplification programme.

The Group continued to experience reductions in the impairment charge in the first three months of 2014.  The impairment charge in this period was lower than the charge in the first three months of 2013, driven by reductions in all of the main lending portfolios and in respect of the holdings of assets which are outside of the Group’s risk appetite.

Reconciliation of statutory profit before tax to underlying profit
	Three months ended 31 March 2014	Three months ended 31 March 2013
	£m	£m

Profit before tax – statutory	1,369	2,040
Adjustments to remove:
Asset sales	(126)	(47)
Gains on sale of government securities	−	(776)
Losses from liability management	−	87
Own debt volatility	(200)	19
Other volatile items	2	101
Volatility arising in insurance businesses	64	(462)
Fair value unwind	140	5
Simplification and TSB costs	466	409
Amortisation of purchased intangibles	85	103
Underlying profit	1,800	1,479

Asset sales
Asset sales generated a net gain of £126 million, which included £105 million on completion of the sale of Scottish Widows Investment Partnership, compared to a net gain of £47 million in the three months to 31 March 2013.

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PERFORMANCE ON AN UNDERLYING BASIS (continued)

Own debt volatility and other volatile items
Own debt volatility principally reflects the change in fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.  Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book which are not mitigated through hedge accounting and valuation adjustments relating to customer derivative balances.  The loss reflected market conditions that resulted in changes in interest and foreign exchange rates.

Volatility arising in insurance businesses
The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group’s tax charge.  The statutory result included £64 million of negative insurance and policyholder interests volatility (three months to 31 March 2013: positive volatility of £462 million), primarily reflecting lower returns from equities compared to long-term expectations.

Fair value unwind
This comprises a charge of £140 million relating to an unwind of acquisition-related fair value adjustments (first three months of 2013: charge of £5 million).  The increased charge in 2014 reflects certain acquisition-related adjustments on loans and advances having fully unwound in 2013.  Any unwind of fair value relating to assets disposed of in the period is included in the asset sales line.

Simplification and EC mandated retail business disposal costs
Simplification programme costs were £294 million (three months to 31 March 2013: £214 million), with a total of £1,985 million spent up to 31 March 2014.

The Group continues to progress the European Commission (EC) mandated business disposal of TSB, with an Initial Public Offering (IPO) of the business planned for the summer of this year subject to regulatory approval and market conditions.  TSB costs were £172 million in the three months to 31 March 2014 (three months to 31 March 2013: £195 million), and included build and dual running costs.  From inception to the end of March 2014, costs have totalled £1,640 million.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.  This has resulted in a charge of £85 million in the three months to 31 March 2014 (three months to 31 March 2013: £103 million).

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc
(Registrant)

Dated:	1 May 2014	By: /s/ George Culmer
		Name:	George Culmer
		Title:	Chief Financial Officer

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